EXHIBIT 5

HART & TRINEN, LLP

1624 Washington St.

Denver, CO  80203

(303) 839-0061

June 30, 2008

Tara Minerals Corp.

2162 Acorn Court

Wheaton, IL 60187

Gentlemen:

This letter will constitute an opinion upon the legality of the sale by Tara Minerals Corp., a Nevada corporation, and by certain shareholders of the Company, of up to 4,750,000 shares of Common Stock, all as referred to in the Registration Statement on Form S-8 filed by the Company with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of the Company and the applicable laws of the State of Nevada, and a copy of the Registration Statement.  In our opinion, the Company has duly authorized the issuance of the shares of stock mentioned above and such shares when sold, will be legally issued, fully paid, and nonassessable.

Very truly yours,

HART & TRINEN

By    /s/ William T. Hart

       William T. Hart